

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2011

Via E-mail
Mr. Edward M. Krell, Chief Executive Officer
Destination Maternity Corporation
456 North Fifth Street
Philadelphia, PA 19123

      Re: Destination Maternity Corporation
            Form 10-K for Fiscal Year End September 30, 2010
            Filed December 14, 2010
            File No. 000-21196

Dear Mr. Krell:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ James Lopez (for)

                      John Reynolds
                      Assistant Director